SUN KISSED INDUSTRIES, INC.

October 10, 2019

United States Securities and Exchange Commission	VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SUN KISSED INDUSTRIES, INC.
Offering Statement on Form 1-A
Filed September 23, 2019
File No. 024-10991

Dear Mr. Brown and Ms. Nicholson,

Per our telephone conversation on Wednesday, October 10, 2019, we hereby confirm that the offering has been approved in the state of New York.

If you have any questions, please contact our counsel, Eilers Law Group, P.A. at 786.273.9152.

Sincerely,

/s/ Carl Grant
Carl Grant, Chief Executive Officer